Exhibit 1

Summit Capital, LLC
5400 LBJ Freeway, Suite 1470
Dallas, TX 75240
(972) 982-8653

October 11, 2002
Ms. Sherry Wilzig Izak	SENT VIA FEDEX
Chairman & CEO Mr. Phil Kupperman President & CFO Wilshire Oil Company of Texas 921 Bergen Avenue Jersey City, NJ 07306-4204

Dear Ms. Izak and Mr. Kupperman:

I have waited patiently for almost eight months to discuss in earnest how best to realize the value of Wilshire Oil Company of Texas (“WOC” or the “Company”) for all owners of the Company. While I have been assured that I would be afforded an opportunity to meet with your investment advisors now that they have been engaged, no time has yet been established for such a meeting, and I have grown increasingly concerned about the delays.

Please inform the Board of Directors of WOC that Summit Capital, LLC (“Summit”) is prepared to offer to acquire, pursuant to a negotiated acquisition agreement with WOC, all of the outstanding shares of the Company at $3.60 per share in cash. This amount represents a 16% premium over the current share price of $3.10. This proposal is subject to due diligence and execution of formal documentation customary for transactions of this type. There would be no due diligence or financing contingency in the definitive agreement, and such agreement would contain, as a condition precedent to closing, the amendment of WOC’s rights agreement (or, at our request, the redemption of the rights issued thereunder) to exempt Summit from the operation of the rights agreement. We will be pleased to place you and your financial advisors in direct contact with our financing sources. This proposal is valid until the close of business on October 25, 2002, although I would appreciate a formal response sooner if possible.

Please call me directly at (972) 982-8653 to discuss these matters in more detail. Alternatively, I will look forward to your written response in the very near future.

Sincerely,

/s/ Kevin C. McTavish

Kevin C. McTavish
President
Summit Capital, LLC